                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 1)

                                  NETFLIX, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                    64110L106
                                 (CUSIP Number)

                                 Carla S. Newell
                        c/o Technology Crossover Ventures
                                528 Ramona Street
                           Palo Alto, California 94301
                                 (650) 614-8200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                              Eleanor Cornish, Esq.
        C/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                      610 Lincoln Street Waltham, MA 02451
                                 (781) 795-3554

                                 August 7, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

  (1)   Name of Reporting Person

        TCV IV, L.P.
        See item 2 for identification of the General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     6,786,848 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    6,786,848 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,786,848 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             32.87%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,471,289 shares of Common Stock.

  (1)   Name of Reporting Person

        TCV IV STRATEGIC PARTNERS, L.P.
        See item 2 for identification of the General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                      253,073 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    253,073 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             253,073 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             1.23%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 129,439 shares of Common Stock.

  (1)   Name of Reporting Person

        Technology Crossover Management IV, L.L.C.
        See item 2 for identification of the Managing Members
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     7,039,921 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    7,039,921 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             7,039,921 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [ ]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             34.09%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             OO
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,600,728 shares of Common Stock.

  (1)   Name of Reporting Person

             Technology Crossover Ventures II, L.P.
             See item 2 for identification of the General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     951,845 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    951,845 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             951,845 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             4.61%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 435,790 shares of Common Stock.

  (1)   Name of Reporting Person

             TCV (Q) II, L.P.
             See item 2 for identification of the General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5)   Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                         [ ]

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     731,792 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    731,792 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

 (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

             731,792 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             3.54%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 355,041 shares of Common Stock.

  (1)   Name of Reporting Person

             TCV II, V.O.F.
             See item 2 for identification of the Investment General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5)   Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                         [ ]

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             NETHERLANDS ANTILLES
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     30,920 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    30,920 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             30,920 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             LESS THAN 1%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 14,156 shares of Common Stock.

  (1)   Name of Reporting Person

             TCV II Strategic Partners, L.P.
             See item 2 for identification of the General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5)   Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                         [ ]

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     129,867 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    129,867 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             129,867 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             LESS THAN 1%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 59,458 shares of Common Stock.

  (1)   Name of Reporting Person

             Technology Crossover Ventures II, C.V.
             See item 2 for identification of the Investment General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5)   Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                         [ ]

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             NETHERLANDS ANTILLES
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     145,327 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    145,327 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             145,327 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             LESS THAN 1%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 66,536 shares of Common Stock.

  (1)   Name of Reporting Person

             Technology Crossover Management II, L.L.C.
             See item 2 for identification of the Managing Members
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     1,989,751 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    1,989,751 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             1,989,751 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [ ]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             9.64%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             OO
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 910,981 shares of Common Stock.

  (1)   Name of Reporting Person

             TCV Franchise Fund, L.P.
             See item 2 for identification of the General Partner
        ------------------------------------------------------------------------

  (2)   Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                     (b)   [X]
        ------------------------------------------------------------------------

  (3)   SEC Use Only
        ------------------------------------------------------------------------

  (4)   Source of Funds

             AF, OO
        ------------------------------------------------------------------------

  (5)   Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                         [ ]

        ------------------------------------------------------------------------

  (6)   Citizenship or Place of Organization

             DELAWARE
        ------------------------------------------------------------------------

                    (7)     Sole Voting Power
  Number of                     174,965 SHARES OF COMMON STOCK (A)
   Shares           ------------------------------------------------------------
 Beneficially       (8)     Shared Voting Power
  Owned by                      -0- SHARES OF COMMON STOCK
    Each            ------------------------------------------------------------
  Reporting         (9)     Sole Dispositive Power
 Person With                    174,965 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                    (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
                    ------------------------------------------------------------

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

             174,965 SHARES OF COMMON STOCK (A)
        ------------------------------------------------------------------------

 (12)   Check Box if Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             [X]

        ------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

             LESS THAN 1%
        ------------------------------------------------------------------------

 (14)   Type of Reporting Person

             PN
        ------------------------------------------------------------------------


---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 93,425 shares of Common Stock.

  (1)     Name of Reporting Person

          TCVF Management, L.L.C.
          See item 2 for identification of the Managing Members
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only
          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      174,965 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     174,965 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               174,965 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               LESS THAN 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------
---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 93,425 shares of Common Stock.

(1)     Name of Reporting Person

               JAY C. HOAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only
          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       9,204,637 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     9,204,637 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               9,204,637 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               44.58%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------
---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,605,134 shares of Common Stock.

  (1)     Name of Reporting Person

               RICHARD H. KIMBALL
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only
          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       9,204,637 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     9,204,637 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               9,204,637 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               44.58%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------
---------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,605,134 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Netflix, Inc., a Delaware corporation ("Netflix" or the "Company"). The Company's principal executive offices are located at 970 University Ave., Los Gatos, CA 95032.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"),
(4) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."), (5) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."), (6) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"), (7) TCV II Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners II"), (8) Technology Crossover Ventures II, C.V., a Netherlands Antilles general partnership ("TCV II, C.V."), (9) Technology Crossover Management II, L.L.C., a Delaware limited liability company ("Management II"), (10) TCV Franchise Fund, L.P., a Delaware limited Partnership ("TCVF"), (11) TCVF Management, L.L.C., a Delaware limited liability company ("Management F"), (12) Jay C. Hoag ("Mr. Hoag") and (13) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF, Management F, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management II is the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. Management F is the sole general partner of TCVF. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV, Management II and Management F. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F, Mr. Hoag or Mr. Kimball has
(1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TCV IV and Strategic Partners IV purchased the following shares of the Company's Common Stock in the open market (the "Market Shares"):

Name of Investor             Date        Shares Acquired      Price per Share
----------------------      ------       ---------------      ----------------
TCV IV                      8/2/02            24,101              $10.8809
Strategic Partners IV       8/2/02               899              $10.8809
TCV IV                      8/5/02           135,835              $10.8445
Strategic Partners IV       8/5/02             5,065              $10.8445
TCV IV                      8/6/02            24,101              $10.6404
Strategic Partners IV       8/6/02               899              $10.6404
TCV IV                      8/7/02            24,101              $10.5500
Strategic Partners IV       8/7/02               899              $10.5500
TCV IV                      8/8/02            39,526              $10.8516
Strategic Partners IV       8/8/02             1,474              $10.8516
TCV IV                      8/9/02            38,176              $10.9997
Strategic Partners IV       8/9/02             1,424              $10.9997

The source of funds for the acquisition of the Market Shares by TCV IV and Strategic Partners IV was capital contributions from their respective partners.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Market Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Market Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above and as set forth in the Reporting Persons' initial statement on Schedule 13D with respect to the Company's securities, filed May 29, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on August 9, 2002, TCV IV, Strategic Partners IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V. and TCVF owned directly 9,204,637 shares of Common Stock as follows:

-------------------------------------------------------------------------------------------------
Name of Investor                 Number of Total Shares      Percentage of Outstanding Shares (a)
-------------------------------------------------------------------------------------------------
TCV IV                                 6,786,848                          32.87%
-------------------------------------------------------------------------------------------------

Strategic Partners IV                    253,073                           1.23%
-------------------------------------------------------------------------------------------------

TCV II, V.O.F.                            30,920                    Less than 1%
-------------------------------------------------------------------------------------------------

TCV II, L.P.                             951,845                            4.61%
-------------------------------------------------------------------------------------------------

TCV II (Q)                               731,792                           3.54%
-------------------------------------------------------------------------------------------------

Strategic Partners II                    129,867                    Less than 1%
-------------------------------------------------------------------------------------------------

TCV II, C.V.                             145,327                    Less than 1%
-------------------------------------------------------------------------------------------------

TCVF                                     174,965                    Less than 1%
-------------------------------------------------------------------------------------------------

Mr.  Hoag                              9,204,637                          44.58%
-------------------------------------------------------------------------------------------------

Mr.  Kimball                           9,204,637                          44.58%

(a) all percentages in this table are based on the 20,648,074 shares of Common Stock of the Company outstanding, as reported on the Company's 424(b)(4) filed with the Securities and Exchange Commission on May 23, 2002.

Each of TCV IV and Strategic Partners IV (together the "TCV IV Funds") has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. Each of the TCV IV Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management IV as the sole general partner of each of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV IV Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV IV Funds' warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV IV Funds and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV IV Funds' warrants. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II and TCV II, C.V. (together the "TCV II Funds") has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. Each of the TCV II Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management II as the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and as the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV II Funds' warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV II Funds and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV II Funds' warrants. Management II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

TCVF has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. TCVF has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management F as the sole general partner of TCVF may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by TCVF, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of TCVF's warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by TCVF and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of TCVF's warrants. Management F disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV, Management II and Management F. Under the operating agreements of Management IV, Management II and Management F, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV, Management II and Management F to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held respectively by the TCV IV Funds, the TCV II Funds and TCVF, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV IV Funds', TCV II Funds', and TCVF's respective warrants, as well as to have the shared power to vote or direct the vote of the respective shares of Common Stock held by the TCV IV Funds, the TCV II Funds and TCVF, and will have the shared power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV IV Funds', the TCV II Funds' and TCVF's respective warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds, TCV II Funds and TCVF except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, and as set forth in the Reporting Persons' initial statement on Schedule 13D with respect to the Company's securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein and as set forth in the Reporting Persons' initial statement on Schedule 13D with respect to the Company's securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29, 2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

                                    SIGNATURE


After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002

                                     TCV IV, L.P.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory



                                     TCV IV STRATEGIC PARTNERS, L.P.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory



                                     TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory



                                     TCV II, V.O.F.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory



                                     TECHNOLOGY CROSSOVER VENTURES II, L.P.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory

                                     TCV II (Q), L.P.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory




                                     TCV II STRATEGIC PARTNERS, L.P.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory




                                     TECHNOLOGY CROSSOVER VENTURES II, C.V.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory


                                     TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory


                                     TCV FRANCHISE FUND, L.P.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory

                                     TCVF MANAGEMENT, L.L.C.


                                     By: /s/ Carla S. Newell
                                     ---------------------------------
                                     Name: Carla S. Newell
                                     Its: Authorized Signatory


                                     JAY C. HOAG


                                     /s/ Carla S. Newell
                                     ------------------------------------
                                     By: Carla S. Newell, Authorized Signatory



                                     RICHARD H. KIMBALL


                                     /s/ Carla S. Newell
                                     -------------------------------------
                                     By: Carla S. Newell, Authorized Signatory

                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29, 2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)